Carey Watermark Investors 2 Incorporated
50 Rockefeller Plaza
New York, New York 10020

February 5, 2015

VIA EDGAR AND FACSIMILE

Jennifer Gowetski, Esq.

Stacie Gorman, Esq.

Mail Stop 3010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                             Carey Watermark Investors Incorporated
Registration Statement on Form S-11
File No. 333-196681

Dear Ms. Gowetski and Ms. Gorman:

Pursuant to Rule 461 under General Rules and Regulations under the Securities Act of 1933, as amended, Carey Watermark Investors 2 Incorporated (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement be accelerated to 3:00 p.m., Eastern Time, on Monday, February 9, 2015, or as soon thereafter on such date as practicable.  The Company also requests that the Securities and Exchange Commission (the “Commission”) confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Clifford Chance US LLP, Attention:  Kathleen L. Werner, 31 West 52nd Street, New York, New York 10019 (telephone: 212-878-8526).

Very truly yours,

Carey Watermark Investors 2 Incorporated

By:	/s/ Michael G. Medzigian
Name:	Michael G. Medzigian
Title:	Chief Executive Officer and Director

cc:                                Sapna Sanagavarapu, Carey Watermark Investors 2 Incorporated

Kathleen L. Werner, Clifford Chance US LLP